R.F. LAFFERTY & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenue:	
Commissions	$ 4,574,855
Trading	408,682
Other	1,222,739
Total revenue	6,206,276
Expenses:	
Employee compensation and related expenses	2,671,989
Commissions and clearance	1,474,153
Quotation	824,868
Exchange fees and dues	25,396
Telephone	57,384
Meals, entertainment and auto	66,027
Legal and professional	740,264
Depreciation expense	21,325
Rent	359,966
Marketing	121,513
Insurance	276,813
Office	55,936
Other	235,616
Total expenses	6,931,250
Net income (loss)	$ (724,974)

The accompanying notes are an integral part of this statement.